UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number 000-50072

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[ X ] Form 10-Q	[ ] Form N-SAR

For Period Ended: September 30, 2007

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

PART I
REGISTRATION INFORMATION

Energytec, Inc.
4965 Preston Park Blvd., Suite 270E
Plano, Texas 75093

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Collecting and processing all business and financial data in sufficient time to file the report could not be completed without unreasonable effort and expense.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Dorothea Krempein	(972) 985-6715

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is no, identify report(s).

[ X ] Yes	[ ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

[ X ] Yes	[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the quarter ended September 30, 2007, Energytec, Inc. recognized an impairment loss of $1,191,558 related to the plugging of the Cole Federal in Wyoming. This resulted in a loss before benefit of income taxes and a net loss for the three months and nine months ended September 30, 2007, totaling $1,970,219 and $5,910,535, respectively. The loss before benefit of income taxes for the three months and nine months ended September 30, 2006, totaled $1,374,509 and $4,392,543, respectively. Additionally, for the three months and nine months ended September 30, 2006, Energytec, Inc. recognized a benefit of income taxes related to refundable income taxes totaling $481,078 and $1,537,390, respectively, resulting in a net loss for those periods totaling $893,431 and $2,855,153, respectively. For the three months and nine months ended September 30, 2007, Energytec, Inc. did not recognize a benefit of income taxes due to the recognition of a valuation allowance against the future recognition of such losses.

Energytec, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2007	By:	/s/ Dorothea Krempein
Dorothea Krempein Chief Financial Officer